Contact

www.linkedin.com/in/leahedwards (LinkedIn)
www.lightercapital.com/leah (Company)
leahedwards.com (Company)

Top Skills

Investments
Open Innovation
Strategy

Leah Edwards

Investor, Educator and Coach Helping to Build Strong Companies & Ecosystems
San Francisco, California, United States

Summary

I have a passion for supporting startups and entrepreneurs.
I began my startup career on the founding team of a digital marketing platform, Post Communications, which we sold for $380 million within two years.
After being a serial co-founder of Enterprise Software, Marketing Automation and Sustainability companies, I am now:
+ funding growing companies
+ coaching founders and executives
+ advising individuals, corporates, family offices and VC's interested in startups
+ and teaching entrepreneurship and technology innovation in top universities.
I love to connect people for valuable collaborations across my roles as investor, coach, educator and board member.

Experience

Cumplo
Board Member
October 2021 - Present (3 years 6 months)

UC Berkeley, Stanford and others
University Lecturer
January 2017 - Present (8 years 3 months)
San Francisco Bay Area

Leadership and Innovation Lecturer in UC Berkeley Engineering, University of North Carolina's Semester in Silicon Valley and Stanford Engineering.

NameCoach
Current Board Member and previous Advisor
March 2014 - Present (11 years 1 month)
Palo Alto, CA

Leah Edwards Coaching
Executive Coach and Entrepreneur Coach
January 2012 - Present (13 years 3 months)

Certified Coach assisting executives seeking career growth or success with innovation projects. Also Coach to startup founders at all stages, from launch to scaling.

KETOS Inc., NameCoach, Modacity, EdConnective, Harness, Pow.bio, Coperniq.io
Angel Investor and Advisor
January 2012 - Present (13 years 3 months)
San Francisco Bay Area

Investor, coach and advisor for startups

Lighter Capital
Investment Director
September 2022 - February 2024 (1 year 6 months)
San Francisco Bay Area

Lighter Capital is the pioneer in revenue-based funding.

Pegasus Tech Ventures
Partner
May 2020 - June 2022 (2 years 2 months)
San Francisco Bay Area

Start-Up Chile
Advisory Board Member
October 2019 - October 2021 (2 years 1 month)
Santiago Province, Chile

Autodesk
Director of Education Outreach
January 2016 - December 2016 (1 year)

Interim program to better integrate Autodesk's Education group with Universities, Schools and other Education Partners to support experiential, collaborative learning about innovation. Led the Outreach group in this transition, including Marketing, Channel Training Partners, Nonprofit Partnerships, Digital Design Challenges, Events, PR, Social Media and Internal Communications.

Stanford Graduate School of Business

Executive Director, Ctr for Entrepreneurial Studies
June 2012 - February 2016 (3 years 9 months)
Stanford, CA

Led a team to design learning experiences around innovation. Advised faculty of 50+ entrepreneurship and investment electives and directed the Stanford Venture Studio, a startup collaboration space for 200 graduate students. Developed cross-campus partnerships and expanded relationships with investors and industry experts, in addition to increasing female student participation by over 400%. Experiential learning innovation included both creating startup experiences as well as expanding nnovation internships in existing companies.

Method Advisors

Senior Advisor to fund of funds
February 2010 - January 2016 (6 years)
Greater Boston Area

Introductions, diligence and representation at fund LP meetings

Overstat, Inc. (sold to Tealeaf Technology, Inc. 12/11, now IBM)

CMO & co-founder
July 2010 - December 2011 (1 year 6 months)
San Francisco Bay Area

Analytics and conversion rate optimization Sass software

Edwards & Co.

Fractional Startup CMO
January 2001 - July 2010 (9 years 7 months)

Strategies for startups, innovation programs in universities and corporations, including:
Led strategy for user growth then sale of BuildingSolutions.com to SolarCity
Sold GreenHomeGuide.com to US Green Building Council (LEED certification body)
Launched and grew first green blog network leading to sale to Virgance (renamed 1BOG.com)

Education

Stanford University Graduate School of Business

MBA, Business & Nonprofit Management

Executive Education / Stanford Graduate School of Business
Certificate, Executive Leadership Development · (2015 - 2015)

University of California, Berkeley - Walter A. Haas School of Business
BS, Business Administration